SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2013

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation )

Grand Place/Grote Markt 1, 1000 Brussels

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Amended and Restated Membership Interest Purchase Agreement

Constellation Beers Ltd., a Maryland corporation (“Constellation Beers”), an indirect wholly-owned subsidiary of Constellation Brands, Inc., a Delaware corporation (“Constellation”), currently owns a 50% interest in Crown Imports LLC (“Crown Imports”). Crown Imports is a joint venture with GModelo Corporation, a Delaware corporation (“Seller”) and a wholly-owned subsidiary of Grupo Modelo, S.A.B. de C.V. (“Modelo”), through which Modelo’s Mexican beer portfolio (the “Modelo Brands”) has been imported, marketed and sold in the U.S. since January 2007. Seller owns the other 50% interest in Crown Imports, which has the exclusive right to import, market and sell primarily the Modelo Brands, which include Corona Extra, Corona Light, Modelo Especial, Pacifico, Negra Modelo and Victoria, in all 50 states of the U.S., the District of Columbia and Guam pursuant to the terms of an Importer Agreement, dated as of 2 January 2007, by and between Extrade II, S.A. de C.V. (“Extrade”) and Crown Imports (as amended, the “Existing Importer Agreement”).

On 28 June 2012, Anheuser-Busch InBev SA/NV (“ABI”), Constellation Beers, Constellation Brands Beach Holdings, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Constellation (“CBBH”) and Constellation entered into a Membership Interest Purchase Agreement (the “Initial Purchase Agreement”). On 13 February 2013, ABI, Constellation Beers, CBBH and Constellation entered into an Amended and Restated Membership Interest Purchase Agreement (the “Crown Purchase Agreement”) that amended and restated the Initial Purchase Agreement. Pursuant to the Crown Purchase Agreement, ABI will cause the Seller to sell, and Constellation Beers and CBBH will purchase, Seller’s membership interest in Crown Imports (the “Purchased Interest”). Constellation Beers will purchase 98% of the Purchased Interest, and CBBH will purchase 2% of the Purchased Interest. As a result of the purchase of the Purchased Interest by Constellation Beers and CBBH (the “Crown Purchase”), Constellation Beers will own a 99% interest in Crown Imports, CBBH will own a 1% interest in Crown Imports and Crown Imports will become an indirect wholly-owned subsidiary of Constellation. The purchase price for the Purchased Interest is $1,845 million, to be paid on the date of the closing of the Crown Purchase.

The Crown Purchase Agreement contemplates that ABI and Constellation will enter into an Interim Supply Agreement (the “Interim Supply Agreement”) at the closing of the transactions contemplated by the Crown Purchase Agreement (the “Crown Closing”). Pursuant to the Interim Supply Agreement, ABI will supply Crown Imports with the Modelo Brand products required by Crown Imports for delivery and sale to Crown Imports’ customers in the U.S. (including the District of Columbia and Guam), subject to certain limitations based on Crown Imports’ product supply forecasts under the Interim Supply Agreement. The prices for products purchased under the Interim Supply Agreement are fixed for the term, subject to an annual adjustment based on the U.S. consumer price index. The Interim Supply Agreement has a three year term, subject to two one-year extensions at Crown Imports’ option in the event the planned expansion of the Piedras Negras Brewery (as defined below) has not been completed prior to the third or fourth anniversary, respectively, of the Crown Closing. Simultaneously with the consummation of the Crown Closing, the Existing Importer Agreement would be terminated.

The closing of the Crown Purchase is subject to certain closing conditions including the receipt of necessary Mexican antitrust approval relating to the Brewery Purchase (as defined below) and the consummation of certain transactions between ABI and Modelo and certain of its affiliates (the “GM Transaction”), which is subject to the receipt of necessary U.S. and Mexican antitrust and other regulatory approvals. The Crown Purchase Agreement may be terminated by either Constellation or ABI if the Crown Purchase has not been consummated by 30 December 2013 or if the GM Transaction is terminated. If the Crown Purchase Agreement is terminated because the GM Transaction is terminated, ABI must pay Constellation a termination fee of $75 million. If Constellation is unable to obtain financing sufficient to consummate the Transaction (as defined below) or Constellation otherwise fails to consummate the Transaction, ABI has the right to require Constellation Beers to sell the 50% interest in Crown Imports that it currently owns to an alternative purchaser in a sale by ABI of the Purchased Interest and Constellation would be entitled to receive consideration for the sale of Constellation Beers’ current 50% interest in Crown Imports in an amount equal to a multiple of one-half of Crown Imports’ earnings before interest and taxes (“EBIT”) for the 12 month period immediately prior to the date of the definitive agreement or agreements for such transaction, which multiple would be the same as the multiple of the EBIT of all of the businesses sold by ABI in that transaction, minus $375 million.

The description of the Crown Purchase Agreement and the form of the Interim Supply Agreement attached thereto as an exhibit are qualified in their entirety by the terms of the Crown Purchase Agreement (and the form of the Interim Supply Agreement attached thereto as an exhibit) which is attached hereto as Exhibit 99.1.

Stock Purchase Agreement

Also on 13 February 2013, ABI and Constellation entered into a Stock Purchase Agreement (the “Brewery Purchase Agreement” and, together with the Crown Purchase Agreement, the “Purchase Agreements”), pursuant to which (i) Constellation agreed to purchase or cause one or more of its subsidiaries to purchase all of the issued and outstanding shares of capital stock of Compañia Cervecera de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (the “Brewery Company”), and all of the issued and outstanding shares of capital stock of Servicios Modelo de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (the “Service Company”), and (ii) ABI agreed to (a) cause Modelo to sell to Constellation or one or more of its subsidiaries all of the issued and outstanding shares of capital stock of the Brewery Company and the Service Company (collectively, the “Purchased Shares”), and (b) cause Marcas Modelo, S.A. de. C.V. (“Marcas Modelo”) to grant to Constellation Beers the rights described in an Amended and Restated Sub-License Agreement in the form attached as an exhibit to the Brewery Purchase Agreement (the “Sub-License Agreement”).

The Brewery Company owns and operates Modelo’s state-of-the-art Piedras Negras brewery located in Nava, Coahuila, Mexico (the “Piedras Negras Brewery”), sells the beer produced by the Piedras Negras Brewery, and does not engage in or otherwise own or operate any other business lines or activities. The Service Company supplies employees for the operation and maintenance of the Piedras Negras Brewery, provides related human resources, benefits and insurance, compliance, and payroll services to the Brewery Company and is not otherwise involved in any business or activity.

The Brewery Purchase Agreement contemplates that Marcas Modelo will enter into the Sub-License Agreement at the closing of the transactions contemplated by the Brewery Purchase Agreement (the “Brewery Closing”). Pursuant to the Sub-License Agreement, Marcas Modelo will grant to Constellation Beers an irrevocable, exclusive (subject to certain exceptions), fully paid-up sub-license to use certain trademarks, recipes, trade secrets, know-how, trade dress, mold designs, patents, copyrights, trade names, and certain other intellectual property rights in connection with the manufacture, bottling and packaging in Mexico (or worldwide under certain circumstances including force majeure events) and importation, distribution, sale, resale, advertisement, promotion and marketing in all 50 states of the U.S., the District of Columbia and Guam of the Modelo Brands and certain extension brands (the “Licensed Rights” and, together with the Purchased Interest and the Purchased Shares, the “Purchased Assets”), subject to the terms of the Sub-License Agreement. The term of the Sub-License Agreement is perpetual, and Marcas Modelo has no right to terminate the Sub-License Agreement notwithstanding any breach of the Sub-License Agreement by Constellation Beers.

The Brewery Purchase Agreement also contemplates that at the Brewery Closing ABI and Constellation will enter into a Transition Services Agreement (the “Transition Services Agreement”). Pursuant to the Transition Services Agreement ABI will provide, or cause to be provided, to Constellation for the benefit of the Brewery Company, certain brewery operations services, procurement and logistics transition services, other general and administrative services, brewery expansion services, supply services and other agreed services (collectively, the “Services”). The Brewery Company is generally entitled to obtain the Services for up to thirty-six (36) months after the Brewery Closing, except brewery operations services are only available for six (6) months after the Brewery Closing. Constellation will pay ABI or the provider of the Services the costs for the Services in accordance with the terms of the Transition Services Agreement. The Transition Service Agreement will terminate on the third anniversary of the Brewery Closing or an earlier date as agreed by ABI and Constellation; provided, Constellation may terminate the Transition Services Agreement at any time and the Transition Services Agreement will terminate if there is a change of control of Constellation to a Prohibited Owner (as defined in the Transition Services Agreement) or if Constellation Beers assigns the Sub-License Agreement to a Prohibited Owner.

The aggregate purchase price for the Purchased Shares and the grant of the Licensed Rights is $2,900 million, subject to adjustment if the EBITDA of Modelo’s operations relating to the production profit on all sales of beer to Crown Imports during 2012 as defined in the Brewery Purchase Agreement (the “2012 EBITDA”) is greater or less than $310 million. If the 2012 EBITDA is less than $310 million, Constellation will be entitled to a purchase price refund equal to 9.3 times the amount by which the 2012 EBITDA is less than $310 million. If the 2012 EBITDA is greater than $310 million, Constellation or its subsidiaries will be required to pay an additional purchase price equal to 9.3 times the amount by which the 2012 EBITDA is greater than $310 million; provided, the increased purchase price may not exceed a cap based on a 2012 EBITDA of $370 million and Constellation or its subsidiaries are not obligated to pay any increased purchase price until the later of the first anniversary of the Brewery Closing or thirty days after the final determination of the 2012 EBITDA. The initial calculation of the 2012 EBITDA will be prepared by an accounting firm engaged by Constellation and ABI. In the event of any disputes between Constellation and ABI regarding the calculation of the 2012 EBITDA that are not resolved by the parties, an independent accounting firm will be appointed by the parties to resolve the dispute.

The Brewery Purchase Agreement contains representations and warranties of a type customary for transactions of this type, including a representation by Constellation concerning the availability of financing for the payment of the purchase price payable pursuant to the Brewery Purchase Agreement and representations by ABI concerning the functional capability of the Piedras Negras Brewery to produce ten million hectoliters of beer per year and, to ABI’s knowledge (as defined in the Brewery Purchase Agreement), the ability of the Piedras Negras Brewery to be expanded to produce 20 million hectoliters, which exceeds the volume of beer currently being sold by Crown Imports. Constellation has announced that it already has in place an interim loan agreement, which satisfies Constellation’s financing representations and warranties in the Brewery Purchase Agreement. The Brewery Purchase Agreement contains covenants and agreements of a type customary for transactions of this type, and contains certain additional rights, including that ABI will discuss with Constellation the purchase by Constellation of a glass plant in Mexico owned by an affiliate of ABI if such affiliate desires to sell such glass plant.

The closing of the transactions contemplated by the Brewery Purchase Agreement (the “Brewery Purchase” and, together with the Crown Purchase, the “Transaction”) is subject to certain closing conditions including the consummation of the Crown Purchase and the receipt of any necessary Mexican and U.S. antitrust approvals. Constellation’s obligation to consummate the Brewery Purchase is also subject to a force majeure event occurring at the Piedras Negras Brewery that remains uncured. The Brewery Purchase Agreement may be terminated by either Constellation or ABI if the Crown Purchase Agreement has been terminated for any reason or if the GM Transaction is terminated. If the Brewery Purchase Agreement is terminated because the GM Transaction is terminated, ABI must pay Constellation a termination fee of $117 million. The Brewery Purchase is projected to be consummated immediately following the consummation of the Crown Purchase.

The descriptions of the Brewery Purchase Agreement and the forms of the Sub-License Agreement and Transition Services Agreement attached thereto as exhibits are qualified in their entirety by the terms of the Brewery Purchase Agreement (and the forms of the Sub-License Agreement and Transition Services Agreement attached thereto as exhibits) which is attached hereto as Exhibit 99.2.

Overall Transaction

Following the Transaction, Constellation will have perpetual rights to the Modelo Brands in all 50 states of the U.S., the District of Columbia and Guam through the Sub-license Agreement, will be the sole owner of Crown Imports, and will have independent brewing operations through its ownership of the Piedras Negras Brewery, which provides over half of the current supply of the Modelo Brands to the U.S. Over the course of the three years following the Transaction, Constellation has announced that it intends to expand the Piedras Negras Brewery, after which it will be capable of supplying 100% of Crown Imports’ projected needs for the U.S. marketplace. During this transition and expansion, the Interim Supply Agreement and Transition Services Agreement will provide Crown Imports and Constellation with the necessary product supply for the Modelo Brands in the U.S. and the necessary support to transition the business of the Piedras Negras Brewery to Constellation.

The Crown Purchase Agreement and the Brewery Purchase Agreement (collectively, the “Furnished Agreements”) have been filed as exhibits to this Report on Form 6-K to provide investors with information regarding their terms and are not intended to provide factual information about parties thereto, or any of their respective subsidiaries or affiliates. The representations, warranties, and covenants contained in the Furnished Agreements were made only for purposes of those agreements and as of specific dates, are solely for the benefit of the parties to the Furnished Agreements, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Furnished Agreements instead of establishing these matters as facts, and may be subject to standards of materiality and knowledge qualifiers applicable to the parties that differ from those applicable to investors. In addition, such representations and warranties were made only as of the respective dates of the Furnished Agreements or such other dates as may be specified in a Furnished Agreement. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the dates of the Furnished Agreements, which subsequent information may or may not be fully reflected in Constellation’s public disclosures.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amended and Restated Membership Interest Purchase Agreement, dated as of February 13, 2013, among Anheuser-Busch InBev SA/NV, Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc. and Constellation Brands, Inc.

99.2	Stock Purchase Agreement dated as of February 13, 2013, between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: February 27, 2013	By:	/s/ Jean-Louis Van De Perre
	Name:	Jean-Louis Van De Perre
	Title:	VP Tax